Tempus Applied Solutions Holdings, Inc.

c/o The Chart Group, LP

555 Fifth Avenue, 19th Floor

New York, New York 10017

VIA EDGAR

July 15, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Justin Dobbie, Legal Branch Chief

Re:	Tempus Applied Solutions Holdings, Inc.
Amendment No. 3 to Registration Statement on Form S-4
Filed July 2, 2015
File No. 333-201424

Dear Mr. Dobbie:

Tempus Applied Solutions Holdings, Inc. (“Tempus Holdings”, “we”, “our” or “us”) hereby responds to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) made in respect of Amendment No. 3 to our Registration Statement (the “Registration Statement”) on Form S-4, filed July 2, 2015, as such comments were set forth in your letter dated July 9, 2015. For your convenience, we have repeated the Staff’s comments below in bold type, and have followed each comment with our response in plain type.

References to “Chart” are to Chart Acquisition Corp., a blank check company that is entering into a business combination (the “Business Combination”) with Tempus Applied Solutions, LLC (“Tempus”). Following the business combination, Tempus Holdings will be the public, parent company of Chart and Tempus, and Chart and Tempus will be private subsidiaries of Tempus Holdings.

Please note that references to specific paragraphs, pages, captioned sections and capitalized terms used but not defined in our responses herein are to Amendment No. 4 to the Registration Statement (“Amendment No. 4”), being publicly filed contemporaneously with the submission of this letter.

General

1.	We note your response to our prior comments 1 and 2. It does not appear to us that an exchange offer will be effected from the description under “The Financing” and “Purchase and Exchange Agreements,” at page 94. It appears the cancellation of the Tempus Financing Sub Preferred Stock and the Chart Financing Sub Series B Preferred Stock and the subsequent consideration their holders will receive was contemplated by the terms of the privately completed Financing and that the investment decision regarding the securities that the New Investors and the Affiliate Investors will receive upon cancellation of the shares has already been made. Therefore, it does not appear that the company is making an offer to holders of outstanding securities to exchange their securities for newly issued securities. As such, please explain to us why you believe it is appropriate to include the offer and sale of the Financing-related securities as part of this registration statement when it appears that the offers were made and the commitments were obtained for those securities as part of the private placement. As part of your response, please explain, as to the Financing-related securities, the offering you are registering.

Response: In light of the comment above and our subsequent discussions with the Staff, we have revised the Registration Statement so that the securities to be received by the New Investors in the Financing will not be included as part of the Registration Statement. Changes reflecting this revision have been made to the fee table and the footnotes thereto and conforming changes have been throughout Amendment No. 4.

U.S. Securities and Exchange Commission

Re: Tempus Applied Solutions Holdings, Inc.

July 15, 2015

Fee Table

2.	We note in your response to our prior comment 1 that you indicate you are not registering the exchange of shares for the Chart Financing Sub securities that the Affiliate Investors hold. However, those shares appear to be listed in the fee table. Please refer to the fee table and footnotes 5, 6 and 10 to the fee table.

Response: As noted in our response to comment 1 above, we have revised the fee table and the footnotes thereto, to clarify that none of the securities to be issued by the Company to any of the New Investors or the Affiliate Investors will be included as part of the Registration Statement.

Description of Tempus Holdings’ Securities, page 173

3.	Please disclose the number of shares of Series A Convertible Preferred Stock underlying the Series A and Series B warrants or how such number will be calculated upon exercise.

Response: The Series A and Series B Warrants may be exercised for shares of Tempus Holdings common stock. However, pursuant to Section 1(h) of each Series A and Series B Warrant, the warrant holder may, at its sole election, receive all or any portion of the shares issuable thereunder as Tempus Holdings Preferred Stock. Pursuant to the Certificate of Designations for the Tempus Holdings Preferred Stock, the

conversion ratio between the Tempus Holdings common stock and the Tempus Holdings Preferred Stock is one-to-one as of the closing of the Business Combination (subject to subsequent adjustments). We have revised Amendment No. 4 (pages 97 and 176) to clarify this point.

* * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact Chart’s legal counsel, Richard Baumann, Esq., of Ellenoff Grossman & Schole LLP, at 646-895-7112 (direct office), 917-882-2727 (mobile) or rbaumann@egsllp.com, or to contact me at 212-350-8205.

Very truly yours,

TEMPUS APPLIED SOLUTIONS HOLDINGS, INC.

By:	/s/ Christopher D. Brady
Name: Christopher D. Brady
Title: President

cc: Ellenoff Grossman & Schole LLP

Alston & Bird LLP